EXHIBIT 99.1
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LOGO
CANADIAN NATURAL

                                                                           PRESS
                                                                         RELEASE




                       CANADIAN NATURAL RESOURCES LIMITED
                               ANNOUNCES DIVIDEND
            CALGARY, ALBERTA - AUGUST 4, 2004 - FOR IMMEDIATE RELEASE

Canadian Natural Resources Limited announces its Board of Directors has declared a quarterly cash dividend on its common shares of C$0.10 (ten cents) per common share. The dividend will be payable October 1, 2004 to shareholders of record at the close of business on September 17, 2004.


Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore West Africa.








For further information, please contact:

                           CANADIAN NATURAL RESOURCES
                             LIMITED 2500, 855 - 2nd
                                   Street S.W.
                                Calgary, Alberta
                                     T2P 4J8

TELEPHONE:        (403) 514-7777                                 ALLAN P. MARKIN
                                                                        Chairman

FACSIMILE:        (403) 517-7370                                JOHN G. LANGILLE
EMAIL:            investor.relations@cnrl.com                          President
WEBSITE: www.cnrl.com
                                                                   STEVE W. LAUT
                                                         Chief Operating Officer
TRADING SYMBOL - CNQ
Toronto Stock Exchange                                           COREY B. BIEBER
New York Stock Exchange                                                 Director
                                                              Investor Relations